

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2018

Ali Fattaey
President and Chief Executive Officer
Curis, Inc.
4 Maguire Road
Lexington, Massachusetts 02421

      Re: Curis Inc.
          Registration Statement on Form S-3
          Filed May 3, 2018
          File No. 333-224627

Dear Dr. Fattaey:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Paik at 202-551-6553 with any questions.

                    Division of Corporation Finance
                    Office of Healthcare & Insurance

cc: Cynthia T. Mazareas, Esq.